Exhibit 4.05

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Central European Media Enterprises Ltd. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock, $0.08 par value per share (the “Class A Common Stock).

The following statements are summaries of certain provisions of our memorandum of association, bye-laws and the Companies Act 1981, as amended, of Bermuda (the "Companies Act"). These summaries do not purport to be complete and are qualified in their entirety by reference to all of the provisions of our memorandum of association and bye-laws as well as the certificates of designation of issued and outstanding preferred stock, each of which have been filed as exhibits to this Annual Report on Form 10-K. We encourage you to read these documents and the applicable portion of the Companies Act carefully for additional information. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to Central European Media Enterprises Ltd.

As of December 31, 2019, our authorized share capital was: (a) 440,000,000 shares of Class A Common Stock, par value $.08 per share, (b) 15,000,000 shares of Class B common stock, par value $.08 per share (the "Class B Common Stock"), and (c) 5,000,000 shares of preferred stock, par value $.08 per share

As of December 31, 2019, there were 253.6 million shares of Class A Common Stock issued and outstanding. In addition, there is one share of preferred stock designated the “Series A Convertible Preferred Stock and 200,000 shares of preferred stock designated “Series B Convertible Redeemable Preferred Stock” issued and outstanding. All outstanding shares are fully paid and non-assessable.

Class A Common Stock
The holders of shares of Class A Common Stock are entitled to one vote per share on all matters subject to shareholder approval, except with respect to any matter requiring class voting by the Companies Act (such as the variation of rights described below). The holders of shares of Class A Common Stock have no cumulative voting rights and no rights to convert their shares of Class A Common Stock into any other securities. The holders of issued and outstanding shares of Class A Common Stock are entitled to receive dividends out of funds legally available for such purpose, as and when declared by our board of directors, subject to any preferred right to dividends of the holders of any preferred stock and meeting any relevant test under the Companies Act for the payment of dividends. In the event of our dissolution or winding up, the holders of shares of Class A Common Stock are entitled to receive and share rateably and equally in our remaining assets, if any, after the payment of all of our debts and liabilities and subject to any liquidation preference on any issued and outstanding shares of preferred stock.

Variation of Rights
If at any time we have more than one class of shares outstanding, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of at least 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by at least 75% of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Listing

Our Class A Common Stock is listed on listed on the NASDAQ Global Select Market and the Prague Stock Exchange under the ticker symbol “CETV”.

A register of holders of shares of Class A Common Stock is maintained by Citco (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by our transfer agent, American Stock Transfer and Trust Company, LLC.